Mail Stop 4561

June 30, 2006

Mr. Richard Eppich
President, Enterra Systems Inc.
11 – 1583 Pemberton Avenue
North Vancouver, British Columbia
Canada V7P 2S4

By U.S. Mail and facsimile to 604-687-6314

> **Re: Enterra Systems Inc**
> **Registration Statement on Form SB-2**
> **Amendment No. 1**
> **Filed May 25, 2006**
> **File No. 333-131869**

Dear Mr. Eppich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Private Placements and Convertible Credit Facility, page 13</u>

1.   Please tell us how you calculated the number of shares CMMG could receive if you draw down the entire amount of the credit facility and CMMG converts the debt into units and exercises all of the common share purchase warrants.

Description of Business

Research and Development, page 26

2.   Please revise the second and third paragraphs of this section as necessary to remove any duplicative language and clarify your intent for research and development expenses over the next 12 months.

Results of Operations for the fiscal years ended October 31, 2005, 2004, and 2003, page 28

3.   Please remove the second paragraph from the section titled "Overview" as the same information is provided in the immediately preceeding paragraph.

4.   We note the revisions to your filing made as a result of comments 19 and 27 from our letter dated March 13, 2006. However, your financial statement headings and resulting explanations, as presented on page 28, are not consistent with your financial statement line items on page F5. For example, you discuss an increase in general and administrative expenses of $156,480 in 2005, however, there is no line item in your statement of operations on page F5 titled "general and administrative expenses". Therefore, it is unclear to the reader how the fluctuations you describe in your MD&A correlate to the amounts presented in your financial statements. Please revise your filing accordingly for consistency.

Market For Common Equity …, page 36

5. In the first sentence, please revise to read: "Our common stock is not now, nor has ever been, traded on any exchange." Please also make this change on the cover page.

Financial Statements, page F1

6.   We note that you have updated your financial statements to include interim financial statements as of January 31, 2006. Please revise your filing to present interim financial statements for the comparable period ended January 31, 2005, pursuant to Item 310(b) of Regulation S-B.

7.   As a related matter, please revise your filing to include MD&A disclosures comparing your financial statement results for these comparable interim periods, as required by Item 303(b)(2) of Regulation S-B.

Statement of Operations, page F5

8.   We note your revisions made to your filing as a result of comment 27 from our letter dated March 13, 2006. Please tell us the authoritative literature you relied upon to determine that finance fees and research and development costs should be classified as non-operating expenses. If necessary, please revise your filing accordingly.

Footnote 2. Summary of Significant Accounting Policies

General

9.   We note that you primarily generate revenue from the sale of software licenses, training, maintenance fees, and hardware. Please revise to disclose what types of revenues are classified on your statements of operations on page F5 as product revenue compared to service revenue.

Stock-based Compensation, page F10

10.   We note your disclosure on page F10 that you adopted SFAS 123(R) on January 1, 2006. Please tell us why and revise your filing to explain why you chose to early adopt the provisions of SFAS 123(R) in the middle of your first interim reporting period rather than as of November 1, 2005, the beginning of your fiscal year. Also, please revise your filing to disclose the stock-based compensation expense you recorded as a result of your early adoption of this accounting pronouncement.

11.   We note that you have not revised your filing to comply with comment 29 from our letter dated March 13, 2006. Please revise your filing to address this comment.

Footnote 4. Long-Term Debt, page F13

12.   Please revise your table on estimated principal repayments on page F15 so that the total amount of the repayments is equal to the principal amount outstanding as of the annual period ended October 31, 2005. Please also revise to include estimated repayments as of the most recent interim period.

13.   We note your response and revisions made to your filing as a result of comment 28 from our letter dated March 31, 2006. You state that you account for finance costs in accordance with SFAS 133. We also note, based upon your response, that you believe these finance costs are similar to debt discounts and therefore should be reflected within additional paid in capital and accreted into income over the life of the debt. In the interest of helping us

to more fully understand your accounting treatment for finance costs associated with your National Research Council debt, please tell us the following:

- How your method of accounting for finance costs resulted in an increase to additional paid in capital for the years ended October 31, 2004 and 2005 but a reduction to additional paid in capital for the three months ended January 31, 2006;

- The specific paragraphs of SFAS 133 and its related amendments that you rely upon to determine your accounting treatment for finance costs; and

- The authoritative guidance you relied upon to record finance costs within additional paid in capital.

14.   In order to help us understand your accounting treatment for finance costs associated with your CMMG credit facility and NRC debt, please provide us with sample journal entries that you recorded at inception of the debt and on a monthly basis to recognize your obligations related to principal, interest and finance costs. These sample entries should include entries that you record both to accrue for principal, interest and finance fees and to reflect the ultimate payment of these amounts when due. Please clearly distinguish between the journal entries you record for CMMG and NRC in your response.

15.   It appears from your disclosures on pages 13 and F14 that you have both the intent and ability to draw upon the full amount of your $2,680,074 CMMG credit facility. Furthermore, we understand from your disclosures on page 14 that if you draw down the entire amount available under the credit facility, then the finance fee payable to CMMG (excluding principal and interest due on the credit facility) would amount to $4,020,111. Please revise to disclose the extent to which you have recorded a liability associated with the finance fee payable on your CMMG credit facility as of your most recent interim period and the reasons why or why not. Please tell us the authoritative guidance you relied upon to support your accounting.

16.   We note your disclosure on page F15 that any potential repayment of your debt to CMMG is based solely on your ability to generate revenues in the future. However, this seems inconsistent with your statements on page 13 that the finance fee is payable until you have paid the equivalent of 150% of the amount borrowed under the credit facility. Please revise your filing to clarify both the total amount of your expected obligation for finance fees on the CMMG credit facility and the timing of repayment of these fees.

17.   We note your response to comment 31 from our letter dated March 13, 2006 regarding your considerations of EITF 98-5 and EITF 00-27 in determining whether the conversion feature in your CMMG credit facility should be separately valued. Please tell us how you considered your October 31, 2005 private placement of 9,552,241 shares at a price of $0.035 per share in your assessment that there was no reasonable basis for determining the relative fair values of the conversion feature.

18.   As a related matter, please tell us how you considered EITF 00-19 in determining that it was not necessary to separately value and account for the embedded conversion option as a liability with fair value changes recorded to earnings (similar to a derivative under SFAS 133).

Footnote 6. Stockholders' Deficit, page F16

19.   We note your response and revisions made to your filing as a result of comment 34 from our letter dated March 31, 2006. If you grant options at the market price for your options, please revise your filing to remove the disclosure which states that "options are granted at market price, less permitted discounts on the grant date."

20.   We note your response and revisions made to your filing as a result of comments 37 and 38 from our letter dated March 13, 2006. You state that the fair value of shares issued on and shortly after October 31, 2005 to employees was based on private negotiations, which amounted to approximately $0.76 per share. We also note your private placement of 9,552,241 shares of common stock at a price of $0.035 per share on October 31, 2005, based upon private negotiations. Please tell us the authoritative literature that you relied upon to determine that your accounting treatment for both the private placement and share issuances to employees is in accordance with GAAP.

21.   As a related matter, please revise to describe each of the significant factors contributing to the difference between the price per share paid by investors in your October 31, 2005 private placement and price per share of shares issued to employees shortly before and after October 31, 2005.

22.   If shares issued as part of your October 31, 2005 private placement were to related parties, please revise your filing to comply with paragraphs 2-4 of SFAS 57.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or Lisa Haynes at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Financial Analyst

cc: Bernard Pinsky
        Clark Wilson LLP Suite 800
         885 West Georgia Street
        Vancouver, British Columbia
        Canada V6C 3H1